

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

August 30, 2018

**By E-Mail**

Andrew M. Freedman
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re:** **Schmitt Industries, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Sententia Group, LP,**
>    **Sententia Capital Management, LLC, Michael R. Zapata, and**
>    **Andrew P. Hines**
> **Filed on August 22 and 27, 2018**
> **File No. 000-23996**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

**Soliciting Materials**

1.    Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for the following statements:

- that "morale is at an all-time low and quality individuals are starting to depart the Company." (August 22, 2018)

- that the company is a "long-term money loser." (August 27, 2018)

- that the sale of businesses of non-core assets could create "$20m+ in value." (August 27, 2018)

- that a sum-of-the-parts analysis "values the company at $20m+." (August 27, 2018)

- that the "board pays themselves higher than peers." (August 27, 2018)

- that "inventory is at an **elevated** 40% of sales…." And that "working capital is 57% of sales **compared to 20% for the industry**." (emphasis added; August 27, 2018)

- that the company's businesses "are worth [approximately]$17m in our base case scenario" and the entries immediately below (page 5 of presentation, August 27, 2018)

- that your "diligence and discussions with informed contacts suggest that SBS alone could generate $15-20m in sales and $2-3m in EBITDA through straightforward operational improvements." (August 27, 2018)

- that the company's "value under this scenario would easily exceed $20m…" (August 27, 2018)

- that the company's real estate "not tied to operations … could be sold for $2-3m." (August 27, 2018)

- that the relocation of the company's real estate related to its operations could net "an estimate of $3m after relocation and property costs." (August 27, 2018)

- that company management has changed its plans for its real estate while "holding out for potential zoning changes…" (August 27, 2018)

2.  You state that Schmitt's share price has an estimated intrinsic value of $4. The inclusion of valuations in soliciting materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilities shareholders' understanding of the basis for and the limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980). Please provide us with your analysis supporting your valuation of the stock and confirm that in future filings in which you provide a valuation you will include a similar analysis. In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make inclusion of the $4 figure unreasonable.

3.  With a view toward revised future disclosure, please tell us the basis for your use of a 6x EV/EBITDA multiple in valuing the SBS business, under the caption "EBITDA" on page 6 of your presentation.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions